3/5/03

SECURIT 03012533 MMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 46417 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2002 ENDING December 31, 2002

### A. REGISTRANT IDENTIFICATION

SEC MAIL PROCESSING RECEIVED FEB 25 2003 WASH. D.C. 165 SECTION

NAME OF BROKER-DEALER

Bernard, Richards Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Rector Street
(No. and Street)

| New York | New York | 10006 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Seifer — 212-587-6070
(Area Code – Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LILLING & COMPANY, LLP
(Name – if individual, state last, first, middle name)

| 10 CUTTER MILL ROAD | GREAT NECK | NY | 11021 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE
- ✖ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 27 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

DP 3-26

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

**Sec 1410 (3-91)**

*Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number*

# OATH OR AFFIRMATION

I, Richard Seifer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Bernard, Richards Securities, Inc., as of

December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

NELLIE P. CRESCIO
Notary Public, State of New York
Qualified in New York County
Commission Expires March 30, 2006

This Report ** contains (check all applicable boxes):

- ✖ (a) Facing Page
- ✖ (b) Statement of Financial Condition.
- ✖ (c) Statement of Income (Loss)
- ✖ (d) Statement of Cash Flows.
- ✖ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ✖ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✖ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and anaudited Statements of Financial Condition with respect to methods of Consolidation.
- ✖ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✖ (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# Lilling & Company LLP

Certified Public Accountants

## *INDEPENDENT AUDITORS' REPORT*

Board of Directors and Stockholders
Bernard, Richards Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Bernard, Richards Securities, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bernard, Richards Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lilling + Company

*CERTIFIED PUBLIC ACCOUNTANTS*

*January 28, 2003*

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

# BERNARD, RICHARDS SECURITIES, INC.

*STATEMENT OF FINANCIAL CONDITION*
*DECEMBER 31, 2002*

## *ASSETS*

| | |
|---|---|
| Cash | $ 90,642 |
| Due from clearing broker | 797,378 |
| Securities owned | 448,226 |
| Other assets | 30,950 |
| | $ 1,367,196 |

## *LIABILITIES AND STOCKHOLDERS' EQUITY*

### *Liabilities*

| | |
|---|---|
| Accrued expenses | $ 400,623 |
| Securities sold, but not yet purchased | 417,156 |
| | 817,779 |

### *Stockholders' equity*

| | |
|---|---|
| Common stock, $1 par value; 1,000 shares, authorized issued and outstanding | 1,000 |
| Paid-in capital | 649,000 |
| Retained earnings (deficit) | (50,583) |
| | 599,417 |
| Treasury stock, 500 shares at cost | (50,000) |
| | 549,417 |
| | $ 1,367,196 |

*See notes to financial statements*

**BERNARD, RICHARDS SECURITIES, INC.**

***STATEMENT OF OPERATIONS***
***YEAR ENDED DECEMBER 31, 2002***

| | |
|---|---|
| ***REVENUES*** | |
| Trading | $ 4,791,777 |
| Commissions and other income | 274,565 |
| | 5,066,342 |
| ***EXPENSES*** | |
| Salaries and payroll costs | 3,877,851 |
| Commissions and clearing charges | 221,086 |
| Communications | 295,017 |
| Occupancy | 108,910 |
| Interest | 2,333 |
| Other expenses | 483,219 |
| | 4,988,416 |
| ***INCOME BEFORE TAXES*** | 77,926 |
| ***INCOME TAXES*** | 26,392 |
| ***NET INCOME*** | $ 51,534 |

*See notes to financial statements*

## BERNARD, RICHARDS SECURITIES, INC.

*STATEMENT OF CASH FLOWS*
*YEAR ENDED DECEMBER, 31 2002*

| | |
|---|---|
| ***Cash flows from operating activities*** | |
| Net income | $ 51,534 |
| Adjustments to reconcile net income to net cash used by operating activities: | |
| Increase in due from clearing broker | (240,795) |
| Increase in securities owned | (137,012) |
| Decrease in other assets | 8,203 |
| Increase in accrued expenses | 8,747 |
| Increase in securities owned, but not yet purchased | 221,291 |
| Total adjustments | (139,566) |
| ***Net cash used by operating activities*** | (88,032) |
| ***Cash flows from financing activities*** | |
| Capital contribution | 100,000 |
| Principal payments on subordinated note | (50,000) |
| ***Net cash provided by financing activities*** | 50,000 |
| ***NET DECREASE IN CASH*** | (38,032) |
| ***CASH - BEGINNING*** | 128,674 |
| ***CASH - END*** | $ 90,642 |

| | |
|---|---|
| Supplemental disclosures of cash flow information: | |
| Cash paid during the year for: | |
| Interest expense | $ 2,333 |
| Income Tax | $ 26,392 |

*See notes to financial statements*

## BERNARD, RICHARDS SECURITIES, INC.

*STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY*
*YEAR ENDED DECEMBER 31, 2002*

| | COMMON STOCK | ADDITIONAL PAID-IN CAPITAL | RETAINED EARNINGS (DEFICIT) | TREASURY STOCK | TOTAL |
|---|---|---|---|---|---|
| ***Balance - beginning*** | $ 1,000 | $ 549,000 | $ (102,117) | $ (50,000) | $ 397,883 |
| ***Net income*** | - | - | 51,534 | - | 51,534 |
| ***Capital contribution*** | - | 100,000 | - | - | 100,000 |
| ***Balance - end*** | $ 1,000 | $ 649,000 | $ (50,583) | $ (50,000) | $ 549,417 |

*See notes to financial statements*

BERNARD, RICHARDS SECURITIES, INC.

*STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS*
*YEAR ENDED DECEMBER 31, 2002*

| | | |
|---|---|---|
| ***Balance - beginning*** | $ | 50,000 |
| Increases | | - |
| Decreases | | (50,000) |
| ***Balance - end*** | $ | - |

*See notes to financial statements*

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization

Bernard, Richards Securities, Inc. (the "Company") is a registered broker-dealer and clears its securities transactions on a fully disclosed basis with another broker- dealer.

### Securities Transactions and Commissions

Securities transactions are recorded on a trade date basis. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

### Securities Owned

Securities owned and securities sold, but not yet purchased are recorded at current market value.

### Income Taxes

The Company has elected to be taxed as an "S" Corporation. An "S" Corporation generally pays no income taxes and passes through substantially all taxable events to the shareholders of the Company. The Company is subject to state and local franchise taxes.

### Significant Credit Risk and Estimates

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm, U.S. Clearing, a division of Fleet Securities, Inc.

The Company is located in New York City and its customers are located throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

## 2. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Marketable securities owned and securities sold, but not yet purchased consist of corporate bonds and common stocks of U. S. public entities at quoted market value.

## 3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $506,468, which was $406,468 in excess of its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of 79% as of December 31, 2002.

## 4. COMMITMENTS AND CONTINGENCIES

**Lease**

The Company entered into a lease for office space which expires in August 2009 and calls for monthly payments and specified escalations. Included in operations for 2002 is rent expense of approximately $109,000.

Future minimum lease payments are approximately as follows:

| | |
|---|---|
| 2003 | $ 118,000 |
| 2004 | 120,000 |
| 2005 | 123,000 |
| 2006 | 125,000 |
| 2007 | 128,000 |
| 2008 and thereafter | 218,000 |
| | $ 832,000 |

## 5. PROFIT SHARING PLAN

The Company has a (401K) profit sharing plan, which covers substantially all employees. The employees have the option of contributing a percentage of their earnings up to a specified maximum and the Company may make discretionary matching contributions. The Company made contributions of approximately $76,000 to the plan in 2002.

**Supplementary Information**
**Pursuant to Rule 17a-5 of the**
**Securities Exchange Act of 1934**

**As of December 31, 2002**

BERNARD, RICHARDS SECURITIES, INC. **Schedule 1**

*COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1*
*OF THE SECURITIES AND EXCHANGE COMMISSION*
*DECEMBER 31, 2002*

| | |
|---|---|
| *NET CAPITAL* | |
| Stockholder's equity | $ 549,417 |
| Deductions and/or charges: | |
| Non-allowable assets | 30,950 |
| Net capital before haircuts on securities positions | 518,467 |
| Haircuts and undue concentration | 11,999 |
| *NET CAPITAL* | $ 506,468 |
| *MINIMUM NET CAPITAL REQUIREMENT* | $ 100,000 |
| *EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS* | $ 406,468 |
| *AGGREGATE INDEBTEDNESS* | $ 400,623 |
| *PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL* | 79% |

*Note:*
There were no material differences between the computation of net capital calculated above and the Company's computation included in Part IIA of Form X-17A-5 as of December 31, 2002.

## *COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 DECEMBER 31, 2002*

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

# Lilling & Company LLP

Certified Public Accountants


## *INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3*

Board of Directors and Stockholders
Bernard, Richards Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Bernard Richards Securities, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lilling + Company

*CERTIFIED PUBLIC ACCOUNTANTS*

*January 28, 2003*